UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Results of WORK Medical Technology Group LTD’s Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (the “Meeting”) of WORK Medical Technology Group LTD (the “Company”) was held at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, on November 7, 2025, at 9:30 a.m. ET, with the ability given to the shareholders to join virtually via live audio webcast at http://www.virtualshareholdermeeting.com/WOK2025SM2.

At the close of business on October 15, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 95,998,776 Class A ordinary shares outstanding, each share being entitled to one vote, and 7,592,500 Class B ordinary shares (together with the Class A ordinary shares, the “Ordinary Shares”), each share being entitled to 20 votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 154,436,364 Ordinary Shares of the Company, representing 247,848,776 votes, were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve a share capital increase;

2.	A special resolution to approve the Company’s adoption of an amended and restated memorandum and articles of association, conditional upon the approval of the proposed share capital increase, to reflect the share capital increase;

3.	An ordinary resolution to approve the ratification of a share consolidation and a share capital increase, and approval of one or more additional share consolidations, subject to the determination of the consolidation ratio and timing by the board of directors of the Company;

4.	A special resolution to approve the Company’s adoption of an amended and restated memorandum of association, conditional upon the approval of the proposed share consolidation, to reflect the relevant share consolidation upon its effectiveness; and

5.	An ordinary resolution to approve any adjournment of the Meeting, if necessary.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	153,170,658	1,255,575	10,131
No. 2	153,175,624	1,249,460	11,280
No. 3	153,135,917	1,285,427	15,020
No. 4	153,115,501	1,304,198	16,665
No. 5	153,143,787	1,266,563	26,014

*	The numbers in this column correspond to the resolutions enumerated in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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